June 29, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (207) 236-7889

Sean G. Daly
Chief Financial Officer
Camden National Corporation
Two Elm Street
Camden, Maine 04843

> **Re:**   **Camden National Corporation**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-13227**

Dear Mr. Daly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5, Derivative Financial Instruments, page 53

1.   We refer to the five-year interest rate floor agreement to limit the Company's
        exposure to falling rates on Prime rate loans. Please tell us how you assess, at
        inception and on an ongoing basis that the hedging relationship is 100% effective
        in achieving offsetting cash flows attributable to the hedging relationship during
        the term of the hedge as required by paragraph 28(b) of SFAS 133. Consider in
        your response a discussion of the following:

        • The specific quantitative and qualitative measures you use to determine hedge
          effectiveness

        • The specific guidance you relied upon to determine the prospective and
          retrospective method methods of assessing effectiveness;

        • The effect of the up front payment of the premium at inception of the hedging
          relationship which appears to preclude that the fair value of the floor at the
          inception of the hedging relationship was zero.

2.   Provide us with the following expanded discussion regarding the terms of the
        hedging transaction:

        • Describe in greater detail the specific designated risk being hedged. Refer to
          the requirements of paragraph 29(h) of SFAS 133.

        • State the specific benchmark interest rate used for the Prime loans and for the
          interest rate floor. Consider in your response that the prime rate does not
          qualify as a benchmark rate under paragraph 29(h) of SFAS 133. Refer to
          paragraph 4(jj) of SFAS 138 that states the acceptable benchmark interest
          rates are the interest rates on US Treasury obligations and LIBOR swap rates.

        • Describe how you documented with sufficient specificity the hedged cash
          flows forecasted transaction, including how you estimated the cash flows that
          are being hedged, so that when the transaction occurs it is clear that it is the
          transaction being hedged. Refer to paragraph 28(a)(2) of SFAS 133.

Note 15, Segment Reporting, page 61

3.   We refer to your statement that management considers its subsidiaries are aggregated into one reportable operating segment. Please explain to us and describe in future filings why the operations of the Acadia Trust subsidiary are not reported as a separate operating segment under the reporting requirements of SFAS 131. Consider in your response the following:

- The statement that senior management monitors the operations of each subsidiary appears to indicate the Acadian Trust operations qualify as an operating segment under paragraph 10.b of SFAS 131 since their operations are regularly reviewed by the Company's chief operating decision maker.

- The consolidated income statement on page 42 shows that income from fiduciary services was 15% of net income before taxes for 2006 and 13% for 2005 and 2004 and therefore appears to exceed the 10% or greater segment profit or loss quantitative threshold for segment reporting in par. 18.b of SFAS 131.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief